UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2018
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of Nordic American Offshore Ltd. (the "Company"), which will be held on December 11, 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-208351), as amended and filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: November 13, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson Executive Chairman

Exhibit 1

November 13, 2018
TO THE SHAREHOLDERS OF NORDIC AMERICAN OFFSHORE LTD.
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Offshore Ltd. (the "Company") and related materials.  The Annual General Meeting will be held at the Radisson Collection Royal Hotel, Hammerichgade 1, Copenhagen, Denmark on December 11, 2018, at 2:30 p.m. local time (the "Meeting").
At the Meeting, the shareholders of the Company will consider and vote upon the following proposal:
1.	To elect two Class B directors to serve on the Board of Directors until the 2021 Annual General Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");
3.	To amend the Company's Memorandum of Association to increase the Company's authorized share capital ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the adoption of Proposals One, Two and Three each requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. To constitute a quorum, there must be present either in person or by proxy shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such a meeting. We urge you to vote in favor of all four of the Proposals.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

The Company's 2017 Annual Report is available on the Company's website at www.nao.bm. Any shareholder may receive a hard copy of the Company's 2017 Annual Report free of charge upon request.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Executive Chairman

NORDIC AMERICAN OFFSHORE LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2018

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Offshore Ltd. (the "Company") will be held on December 11, 2018, at 2:30 p.m. local time at the Radisson Collection Royal Hotel, Hammerichgade 1, Copenhagen, Denmark, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1.	To elect one Class A director to serve on the Board of Directors until the 2020 Annual General Meeting of Shareholders ("Proposal One");
2.	To approve the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");
3.	To amend the Company's Memorandum of Association to increase the Company's authorized share capital ("Proposal Three"); and
4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Company's Board of Directors has fixed the close of business on October 26, 2018 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on October 26, 2018, the record date for the meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
By Order Of The Board Of Directors

Bjørn Giaever Secretary

November 13, 2018
Hamilton, Bermuda

NORDIC AMERICAN OFFSHORE LTD.

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON DECEMBER 11, 2018
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Offshore Ltd., an exempted company incorporated under the laws of Bermuda (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held on December 11, 2018, at 2:30 p.m. local time at the Radisson Collection Royal Hotel, Hammerichgade 1, Copenhagen, Denmark, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.
VOTING RIGHTS AND OUTSTANDING SHARES
On October 26, 2018 (the "Record Date"), the Company had outstanding 61,986,847 common shares, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAO."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company, at Thistle House, 4 Burnaby Street, Hamilton HM FX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Board is divided into three classes. After the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified or until his or her earlier resignation or removal. The term of our Class B Directors expire at the Meeting. The term of the newly elected Class B Directors will expire at the Company's 2021 Annual General Meeting of Shareholders. The Board has nominated the following persons listed below for re-election as Class B Directors.
Set forth below is information concerning the nominees for Director.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board may recommend.
Nominee For Election To The Company's Board Of Directors
Information concerning the nominee for Director is set forth below:
Name	Age	Position

Paul J. Hopkins	71	Class B Director
James Kelly	65	Class B Director

Paul J. Hopkins, Class B Director

Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.

James Kelly, Class B Director

James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

For your convenience we provide the biographies of the other members of the Board, Chief Executive Officer, the Chief Financial Officer and the Secretary of the Company.

Herbjørn Hansson, Executive Chairman and Class C Director

Herbjørn Hansson (MBA) has graduated from the Norwegian School of Economics and Business Administration and attended Harvard Business School. He has served as our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for Nordic American Tankers Limited (NAT) on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 81 times, with total dividend payments of $48.47 per share since the fourth quarter of 1997 to the date of this report. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Marianne Lie, Executive Vice Chairman and Class C Director

Marianne Lie has served as our Class C director since December 2013. In June 2016, Ms. Lie was appointed as our Executive Vice Chairman. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

David M. Workman, Class A Director

David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.

Bjørn Giaever, Chief Financial Officer and Secretary

Bjorn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017.   Mr. Giaever has over 20 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in gas and maritime matters. Mr. Giaever holds a BSc in business and economics.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee consisting of one independent Director.  The sole member of the Audit Committee is Paul J. Hopkins.
Officers.  Herbjørn Hansson serves as the Company's Executive Chairman.  Marianne Lie is the Company's Executive Vice Chairman. Bjørn Giaever is the Company's Chief Financial Officer and Secretary.

Required Vote.  Provided that a quorum is present, approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the appointment of KPMG AS, Sørkedalsveien 6, 0306 Oslo, Norway as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Provided that a quorum is present, approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
INCREASE THE COMPANY'S AUTHORIZED SHARE CAPITAL

The Board is submitting for approval at the Meeting a proposed increase of the Company's authorized share capital from $2,000,000 to $4,000,000 comprised of 400,000,000 common shares of par value $0.01 per share. Our current authorized capital consists of 200,000,000 common shares having a par value of $0.01 per share. Of these authorized common shares, 61,986,847 are issued and outstanding as of October 26, 2018.

Pursuant to the Company's Amended and Restated Bye-Laws, the shareholders of the Company may authorize an increase in the Company's authorized capital by vote of a majority of the votes cast by shareholders entitled to vote thereon. The Board believes that an increase in the Company's authorized share capital is in the best interests of the Company and its shareholders because it will provide flexibility for the Company to conduct future equity offerings and raise capital without the delay and expense of calling special shareholder meetings.

Required Vote. Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE TO INCREASE THE COMPANY'S AUTHORIZED SHARE CAPITAL AS DETAILED ABOVE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Bjørn Giaever Secretary

November 13, 2018
Hamilton, Bermuda

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 11/28/2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 11/28/2018. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

1. Election of Class B Directors

Nominees

	For	Against	Abstain
1a. Paul J. Hopkins	☐	☐	☐
1b. James Kelly	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2. and 3.

NOTE: To transact other such business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000390988_1 R1.0.1.17